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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  AMENDMENT 17

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G73-42H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134
                                 (702) 240-5100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 24.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. G 73 4210 7                                          Page 2 of 3 Pages
---------------------                                          -----------------

1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard H. Pickup, an individual - SS - (###-##-####)
     Dito Devcar Corporation, a Nevada Corporation - I.D. No. 88-0294385
     Dito Devcar, LP, a Nevada limited partnership - I.D. No. 88-0294387
     Dito Caree, LP, a Nevada limited partnership LP, - I.D. No. 88-0302506
     TD Investments, LLC, a Nevada limited liability company -
       I.D. No. 86-0370064
     Pickup Family Trust - SS - (###-##-####)
     TMP Charitable Unitrust - I.D. No. 88-6055770
     DRP Charitable Unitrust - I.D. No. 88-6055771
     Pickup Charitable Unitrust II - I.D. No. 33-0563297
     Dito Devcar Foundation - No. 68-0314645
     Plus Four Equity Partners LP - I.D. No. 88-0499778
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*
                                                                           a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     PF and WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Richard H. Pickup is an individual residing within and a citizen of the United States. Each of the entities was organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                            7    Sole Voting Power

                                 9,033,938
                            ----------------------------------------------------
     NUMBER OF              8    Shared Voting Power
       SHARES
    BENEFICIALLY                 NONE
      OWNED BY              ----------------------------------------------------
        EACH                9    Sole Dispositive Power
      REPORTING
     PERSON WITH                 9,033,938
                            ----------------------------------------------------
                            10   Shared Dispositive Power

                                 NONE
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,033,938
--------------------------------------------------------------------------------
12   Check Box if Aggregate Amount in Row (11) Excludes Certain
     Shares 8 (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     47.40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     Richard H. Pickup, an individual - IN
     Dito Devcar Corporation, a Nevada Corporation - CO
     Dito Devcar, LP, a Nevada limited partnership - CO
     Dito Caree, LP, a Nevada limited partnership, LP, - CO
     TD Investments, LLC, a Nevada limited liability company - CO
     Pickup Family Trust - CO
     TMP Charitable Unitrust - CO
     DRP Charitable Unitrust - CO
     Pickup Charitable Unitrust II - CO
     Plus Four Equity Partners LP - CO
--------------------------------------------------------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

February 7, 2006
                                             DITO DEVCAR CORPORATION
                                             A Nevada corporation

                                             By: /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     Richard H. Pickup
                                                     President


                                             DITO DEVCAR, L.P.
                                             A Nevada limited partnership

                                             By: Gamebusters, Inc.,
                                                 a Nevada corporation
                                                 Its General Partner

                                             By: /s/ JOSEPH W. MOODY
                                                 -------------------------------
                                                     Joseph W. Moody
                                                     President


                                             DITO CAREE, L.P.
                                             A Nevada limited partnership

                                             By: Gamebusters, Inc.,
                                                 a Nevada corporation
                                                 Its General Partner

                                             By: /s/ JOSEPH W. MOODY
                                                 -------------------------------
                                                     Joseph W. Moody
                                                     President

                                             THE PICKUP FAMILY TRUST UNDER
                                             DECLARATION OF TRUST,
                                             Dated January 5, 1989

                                             By: /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     Richard H. Pickup
                                                     Trustee


                                             DRP CHARITABLE UNITRUST UNDER
                                             DECLARATION OF TRUST,
                                             Dated January 29, 1993

                                             By: /s/ DENNIS HARWOOD
                                                 -------------------------------
                                                     Dennis Harwood
                                                     Trustee


                                             TMP CHARITABLE UNITRUST UNDER
                                             DECLARATION OF TRUST,
                                             Dated January 29, 1993

                                             By: /s/ DENNIS HARWOOD
                                                 -------------------------------
                                                     Dennis Harwood
                                                     Trustee


                                             PICKUP CHARITABLE UNITRUST II

                                             By: /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     Richard H. Pickup
                                                     Trustee


                                             TD INVESTMENTS, LLC,
                                             A Nevada limited liability company

                                             By: /s/ JOSEPH W. MOODY
                                                 -------------------------------
                                                     Joseph W. Moody
                                                     President


                                             PLUS FOUR EQUITY PARTNERS LIMITED
                                             PARTNERSHIP.
                                             A Nevada limited partnership

                                             By: Plus Four Management, LLC,
                                             A Nevada limited liability company

                                             Its:    Sole Partner

                                             By: /s/ Todd M. Pickup
                                                 -------------------------------
                                                     Todd M. Pickup, Manager

                                             By: /s/ Joseph W. Moody
                                                 -------------------------------
                                                     Joseph W. Moody, Manager

                                             RICHARD H. PICKUP
                                             /s/ Richard H. Pickup
                                             -----------------------------------
                                             An Individual


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